Consent of Independent Registered Public Accounting Firm
The Board of Directors
Magnolia Oil & Gas Corporation:
We consent to the incorporation by reference in the registration statement (No. 333-226795) on Form S-3 and registration statement (No. 333-227722) on Form S-8 of Magnolia Oil & Gas Corporation (formerly TPG Pace Energy Holdings Corp.) of our report dated February 27, 2019, with respect to the consolidated balance sheet of Magnolia Oil & Gas Corporation as of December 31, 2018, the related consolidated statement of operations, stockholders’ equity, and cash flows for the period from July 31, 2018 to December 31, 2018 (Successor Period), and the related notes, collectively, the consolidated financial statements, which report appears in the December 31, 2018 annual report on Form 10-K of Magnolia Oil & Gas Corporation.
/s/ KPMG
Houston, Texas
February 27, 2019